

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
Mr. Alan B. Menkes
Chief Executive Officer
Empeiria Acquisition Corp.
142 West 57th Street, 12th Floor
New York, NY 10019

      Re: **Empeiria Acquisition Corp.**
             Amendment No. 4 to Schedule TO-I Filed November 21, 2012
             Amendment No. 5 to Schedule TO-I Filed November 27, 2012
             Amendment No. 6 to Schedule TO-I Filed November 30, 2012
             File No. 005-86306

Dear Mr. Menkes:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Schedule TO-I Filed November 21, 2012

Offer to Purchase

Management's Discussion and Analysis of Financial Condition and Results of Operations of IDE, page 130

1.   We note your newly added disclosure on page 130 concerning the increased use of horizontal drilling and hydraulic fracturing by IDE's customers. Please explain to us what consideration you have given to providing disclosure concerning regulatory risk for IDE's customers relating to hydraulic fracturing.

Amendment No. 6 to Schedule TO-I Filed November 30, 2012

Offer to Purchase

General

2.   We note your response to prior comment 25. Disclosure throughout the Third Amended
        and Restated Offer to Purchase for Cash filed as Exhibit (a)(1)(W) to the Schedule TO
        filed on November 30, 2012 discloses that "[t]he Financing Condition in [the] Offer to
        Purchase requires additional financing to be obtained if more than 3,809,000 Common
        Shares are tendered. [EAC has] received financing commitments for a $20.0 million
        senior secured second-lien credit facility and a $2.5 million non-convertible preferred
        equity investment." Please advise whether this disclosure is intended to indicate that the
        Financing Condition is satisfied. If so, revise to clarify such disclosure and delete the
        Financing Condition as it is no longer necessary. We remind you that if EAC does not
        consider the financing commitments to have satisfied the Financing Condition and EAC
        does not expect to obtain the proceeds from the New Financing or does not waive such
        condition within the requisite time period so that at least five business days remain in the
        Offer following the dissemination of such change, EAC must extend the Offer so that at
        least five business days remain in the offer from the date that disclosure of the Financing
        Condition's satisfaction or waiver is first published, sent or given to security holders.

3.   We note your disclosure concerning the commitment letter relating to the issuance of the
        Preferred Shares to Messrs. Menkes, Dion and Mills. Please provide us your analysis as
        to how Regulation M applies to this distribution of Preferred Shares. If the Preferred
        Shares are not convertible into common stock, please clarify that in your filing.

4.   We note your disclosure concerning the commitment letter relating to the Facility,
        pursuant to which the Lenders will provide financing to the Borrowers. We note that
        your disclosure includes the statement on page 83 that "[i]n consideration of the Lenders
        issuing the Facility, the Lenders will receive detachable and freely transferable warrants
        or other securities, which provide an equivalent equity value in EAC to acquire 2.00% of
        the fully diluted Common Shares of EAC at closing … ." Please provide us your analysis
        as to how Regulation M applies to this distribution of equity securities. Also, provide us
        your analysis as to what exemption from registration under the Securities Act of 1933 is
        available to EAC for the issuance of these equity securities.

Summary Term Sheet and Questions and Answers, page 1

What interests, including interests that are different from those of other EAC security holders…,
page 12

5.   We note your response to comments 5 and 17 from our letter dated November 15, 2012.
        Please reconcile the numbers found in the first bullet point of this Q&A with the

2,120,948 shares discussed on page 60. In addition, in the first bullet point of this Q&A, please disclose the value of the common shares using a recent trading price.

Management's Discussion and Analysis of Financial Condition and Results of Operations of IDE, page 132

Results of Operations, page 132

6.   We note your disclosure that the majority of your business is conducted through two operating segments: (1) Electrical Products and Services and (2) Drilling Products and Services. Refer to Item 303(a) of Regulation S-K and include a discussion of results of operations by reportable segment.

Cost of Sales, page 133

7.   We note your disclosure that you had contracts to build rigs prior to obtaining a scaled manufacturing labor force and management team. Accordingly, your margins have varied widely. As such, tell us how you were able to make reasonably dependable estimates of the extent of progress toward completion, contract revenues and contract costs. Refer to ASC 605-35-25-56.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Boris Dolgonos, Esq.
        Jones Day